[Ernst & Young LLP Letterhead]

June 6, 2002

Best Buy Co., Inc.
7075 Flying Cloud Drive
Eden Prairie, MN 55344

Ladies and Gentlemen:

        We have acted as tax advisor to Best Buy Co., Inc., a Minnesota corporation (the "Company") in connection with the filing of a registration statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the registration of the sale from time to time of (i) up to $402,500,000 aggregate principal amount of the Company's Convertible Subordinated Debentures due January 15, 2022 (the "Debentures") and (ii) such indeterminate number of shares of the Company's common stock as may be issuable upon conversion of the Debentures. The Debentures were issued pursuant to a purchase agreement dated as of January 10, 2002 (the "Purchase Agreement") by and among the Company, its subsidiary Best Buy Stores L.P. (the "Guarantor") and the initial purchasers named therein (the "Initial Purchasers"). Unless otherwise specifically provided for herein, capitalized terms used herein have the meaning given to them in the Purchase Agreement.

        For purposes of rendering this opinion, we have considered such principles and authorities of federal income tax law and examined copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we have considered necessary or appropriate. Included in such examination were the following:

  (i)
  the Purchase Agreement;

  (ii)
  the prospectus portion of Amendment No. 2 to the Registration Statement dated June 6, 2002 (the "Prospectus") with respect to (a) the Debentures, (b) the guarantee related to the Debentures (as more fully defined therein, the "Guarantee"), and (c) the shares of the Company's common stock, par value $0.10 per share, issuable upon conversion of the Debentures; and

  (iii)
  the Indenture dated as of January 15, 2002, among the Company, the Guarantor and Wells Fargo Bank Minnesota, National Association, as trustee, pursuant to which the Debentures and the Guarantee were issued (the "Indenture").

        In such examination, we have assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to authentic originals of all documents submitted to us as certified or photocopies, (iv) the genuineness of all signatures on all documents of all parties, (v) the legal capacity and competency of natural persons, (vi) the due authorization, execution and delivery of the Purchase Agreement and the Indenture by all parties thereto, and (vii) that the Purchase Agreement and Indenture constitute the valid, binding and enforceable obligations of all parties thereto.

        On the basis of such examination, we advise you that, in our opinion, the statements in the Prospectus under the caption "Certain United States Federal Income Tax Considerations," constitute an accurate summary of the material United States federal income tax consequences of the ownership and disposition of Debentures and of the Company common stock into which the Debentures may be converted.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In addition, we consent to the reference to us under the caption Certain United States Federal Income Tax Considerations" in the Prospectus.

        This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Yours truly,

/s/ ERNST & YOUNG LLP